SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LINKTONE LTD.
(Name of Subject Company)

LINKTONE LTD.
(Name of Person(s) Filing Statement)

American Depositary Shares, each representing 10 ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

535925101
(CUSIP Number of Class of Securities)

Michael Li
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China 200001
86-21-3318-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Mark J. Lehmkuhler
Davis Polk & Wardwell
The Hong Kong Club Building, 18th Floor
3A Chater Road
Hong Kong
(852) 2533-3300

 ☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of the revised investor presentation used by Linktone Ltd.

MNC-Linktone Investor Presentation

- Proposed investment by PT Media Nusantara Citra

Linktone Special Meeting to be held on

January 30, 2008

Notice to Investors

This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding shares of
Linktone described in this presentation has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange
Commission (the "SEC") in accordance with U.S. securities laws.

The offer documents required under U.S. laws, including Linktone's recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of Linktone at no expense to them on the SEC's website (http://www.sec.gov).

Forward-Looking Statements

Statements in this presentation that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future results, business model, financial targets, capital spending and tax rates. These forward-looking statements are not guarantees of future performance. They are based on management's expectations and involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the captions "Risk Factors" and "Forward-Looking Statements" in
Linktone's Form F-1 filed on March 3, 2004 and in Linktone's other filings with the Securities and Exchange Commission.

LINKTONE-MNC
TRANSACTION
OVERVIEW

Terms of Agreement

o MNC to purchase at least 51% of the outstanding shares of Linktone:

     o    Purchase price of US$3.80 per ADS represents a 53.8% premium over
          Linktone's closing price on November 27, 2007, the day prior to announcement of the acquisition

     o    MNC will purchase up to 6,000,000 ADSs through a tender offer to be commenced shortly after the special meeting

     o    Tender offer will remain open for 20 business days and may not be extended by MNC unless required by applicable laws, rules, regulations of the SEC of Nasdaq

     o    On the date that MNC will make payment and accept the ADSs tendered pursuant to the tender offer, MNC will subscribe for up to 252,000,000 but not less than 180,000,000 ordinary shares

     o    Following consummation of the subscription and purchase and the related tender offer, MNC will not own less than 51% of Linktone's total issued outstanding share capital

Reasons for Key Features of Proposed
Transaction

Strategy

o    MNC complements Linktone's existing growth strategy

     o    Linktone plans to grow through continued product diversification and media advertising opportunities outside of WVAS

     o    MNC aims to extend its leading position as a leading media company in
          Indonesia through international expansion

Financial

o    Increase in cash balance by a minimum of US$68.4 million and a maximum of
     US$95.76 million

o    Liquidity will be increased for all holders through the opportunity to sell some or all of their shares at a significant premium to the pre-offer trading price.

Corporate Governance

o    Transaction terms designed to protect interest of existing shareholders

o    Any related party transaction with an aggregate value over $US10 million must be approved by a majority of disinterested shareholders

o    Any related party transaction with an aggregate value over $US1 million must be approved by a majority of disinterested board members

# Reasons for Proposed Transaction

## Process undertaken by Board to determine that the proposed transaction is in the best interest of Linktone and its shareholders.

- **Alternative Offers Proposed but Board determined that none presented a superior proposal for Linktone**

  **Asia Television –** Withdrew Bid

  **David Yu –** Offer to acquire newly-issued ordinary shares equal to not less than 51% of Linktone's outstanding share capital

  **Lunar/CDC –** Proposed cash offer to purchase a minimum of 19.9% of the outstanding shares of Linktone through:
    - Ordinary shares at a discount to the closing price on November 26, 2007; or
    - Convertible preferred shares at a premium to the closing price on November 26, 2007

- **There is a termination right in the event of a superior competing offer**
- **Morgan Stanley provided fairness opinion that deemed the financial consideration to be fair, from a financial point of view, to Linktone's holders**

7

MNC
OVERVIEW

MNC - At A Glance

o    MNC is the largest and only integrated media company in Indonesia, operating in content production & distribution across the media chain

o    Subsidiaries include:

     --   RCTI is the #1 TV station in Indonesia with 18.6% audience share

     --   TPI is the fifth largest TV station in Indonesia with 11.4% audience share

     --   Global TV is positioned for young adults within the upper/income population segment

     --   Major presence in print media and radio in Indonesia

o    Currently has 35% of Audience Share and 34% of AdEx in Indonesia

o    Synergies with MNC's parent company, Global Mediacom, which operates in telecommunications and subscriber-based media

o    MNC has the largest content library in Indonesia

     --   Over 63,000 hours of video-related content, increasing by 10,000 hours per year

     --   Produces and owns more than 50% of its programming

o    Publicly listed on Jakarta Stock Exchange in June 2007

o    Current market cap of US$1.3 billion(1)

Note:

1 Source: Bloomberg, quoted as of 28 November 2007

MNC Corporate Structure

MNC International
   Middle East

         Broadcasting media                      Print media             Radio

RCTI     Global TV               TPI             MNI     MNI Global      MNC Networks
(100%)   (100%)                  (75%(1))        (100%)  (100%)          (95%)

Note:

1 Currently in negotiations to acquire remaining 25%

MNC is Indonesia's Leading Local
Content Developer

Content library

o    Owns and manages 63,000 hours(1) of video related content

o    Approximately 60% non-news and 40% news content

o    Versatility in usage

o    MNC-branded channels, mobile content and VAS

Note:
1  Source: MNC

MNC Financial Highlights

(In US$ millions)        2004    2005    2006    9M2006  9M2007  Ad revenue =
                                                                 90.1% of Total

Revenues                 141     144     232     162     242
% YoY growth             -       2%      62%     -       49%     Non- Ad
                                                                 revenue =
EBITDA                   38      36      70      50      76      9.9% of Total
% margin                 27%     25%     30%     31%     31%
EBIT                     32      29      61      43      67
% margin                 23%     20%     26%     27%     28%
Net Income               14      11      32      24      36
% margin                 10%     8%      14%     15%     15%

Source: MNC, Bloomberg

Note: Financials have been converted from Rupiah to US Dollars based on average exchange rates during the specified time periods

BUSINESS
STRATEGY

Linktone's Current Drivers of Growth

Indefinite Content

Indefinite Channels

Core Value of Service Providers ("SP")

o    How does this translate into growth for Linktone?

     --   Distribution Network: Building the strongest channels for distribution of services and applications

     --   Next Generation Services: Content, content, content!

     --   Interactive Media Leadership: Capitalize on interactive television, radio and print media

# MNC Complements Linktone's Existing Growth Strategy

MNC
Media Nusantara Citra

## How will Linktone get here?



Non-WVAS
WVAS new services
WVAS
Linktone is here

## 3 Key Steps to Growth

**Create opportunities with MNC outside WVAS:**

- ✓ *E/M Commerce & Enterprise Marketing*

**Leverage MNC's integrated media platform:**

- ✓ *Media content and programming*
- ✓ *Integrated advertising*
- ✓ *Localized content production*

**Sustain stable growth in core WVAS:**

- ✓ *SMS stabilizing, continued growth in MMS, IVR, color ringback*
- ✓ *WAP – untapped growth*
- ✓ *Position for 3G opportunity*

linktone

15

Expanding Linktone's Media Advertising
Model

Wireless Entertainment Revenue

Wireless Service Provider

Advertising Revenue

Exclusive & Strategic (WVAS & Ad)

Nationwide Satelite Television Stations Provisional Television Stations

Local TV

Content / Distribution / Ad Agency  /

Radio Distribution

Mobile / Wireless

Print Media / E-Magazine

DM

Internet

Revenue Model:

1. Sustained growth in WVAS revenue
2. Introduce new WVAS services
3. TV/Music/Print revenue distribution
4. Introduce non-WVAS services
5. "Soft" and "Hard" Ad revenue

MNC's Value Proposition for
Linktone's Advertising Platform (QTV)

o    Expand audience and ad sales coverage

o    Refine target audience positioning

o    Improve program quality

o    Develop in-house production capabilities

o    Introduce localized international content format and access to international content distribution

o    Improve advertising and introduce advertising bundling and access to multi-national advertising and media-buying companies

Anticipated Benefits and Synergies

o    Linktone's and MNC's market leadership can be strengthened by integrating their platforms to accelerate customer growth and by realizing potential operational and financial synergies:

     --   Development of vertically-integrated media operations in China to enhance economics across the value chain

     --   Leverage MNC's relationships with world-wide content producers and distributors to ramp-up inventory and increase internal content production

     --   WVAS revenue synergies driven by regional cross-selling
          opportunities - MNC has existing WVAS business and parent Company,
          Global Mediacom, controls a mobile carrier in Indonesia

     --   Focused audience segmentation to improve QTV's ratings and Ad sales

     --   Cost synergies through improved program procurement strategies and access to MNC's broadcasting operational expertise

LINKTONE
OVERVIEW

# Linktone – At A Glance

- **Linktone is a leading wireless entertainment provider in China**
  - Founded in November 1999 in Shanghai, China
  - IPO in March 2004 on NASDAQ (ticker: LTON)
  - Approximately 500 employees in 25 provinces across China
- **Pan China distribution network and carrier relationships**
  - Relationships with China Mobile, Unicom, Telecom and Netcom
  - Network of local sales offices with over 100 sales representatives
- **Broad range of wireless 2G and 2.5G entertainment**
  - SMS, MMS and WAP-based products and services, such as ringtone icon and screen saver downloads, games and interactive messaging
  - Well positioned for 3G wireless entertainment opportunities
- **Emerging Cross Media Platform through QTV**
  - Control exclusive advertising rights and non-news content on Q Channel, a satellite TV channel that reaches 24 provinces in China with 276 million viewers
  - Provides access to rapidly growing TV advertising market as well as cross platform opportunities with wireless

20

Linktone's Drivers of Growth --
Distribution Network

o    Linktone has built the strongest distribution network for wireless services in the industry

     --   Pan-China with central and provincial operators - on-deck, off-deck

     --   Deep network of media partnerships and channels

Local on-the-ground presence of over 100 sales representatives

Provincial Operator office

Linktone is China's Wireless Value
Added Services Leader

o    Experienced in interactive programming and product design

o    Proven experience in establishing and maintaining partnerships with leading content providers and media partners

o    Powerful product development and technology capabilities

Emerging Media Platform -- Advertising
Sales

QTV Overview

o    Q Channel is powered by Qinghai TV ("QTV") station and supported by the
     China Youth League ("CYL")

o    In Oct 2006, Linktone entered into a contract with CYL, through which it acquired the exclusive rights for 7 years to sell advertising and provide most of the content for QTV

o    As of May 2007, QTV had successfully landed in 24 provinces in China and achieved 276 million viewers

o    In 1H07, QTV's Q Channel ranked no. 1 in ratings among satellite TV stations in China's northwest and northern provinces

o    Ratings were on par with Asian Union New Media's Travel TV and Xinhua
     Finance Media's NMTV

o    Significant investments will be required to increase coverage and develop or acquire content for QTV

QTV Coverage & Advertisers

THANK YOU

Contact MNC:             Contact Linktone:

David F. Audy            Edward Liu

Investor Relations       Investor Relations

David.audy@mncgroup.com  Edward.liu@linktone.com

+6221 390 0310 x2803     +86 21 63611583